Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.   UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of UAL’s and Continental’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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The following message from Pete McDonald, United’s Chief Administrative Officer, was distributed to employees on July 23, 2010.

Subject:  Organization Design and Talent Selection for a Combined Airline

Dear Colleague,

Organization design and talent selection for the combined airline is an important part of the process of planning for the successful integration of our two companies. A key part of this process is the selection of senior officers for the new management team. Jeff Smisek expects to name his direct reports soon.

After that, he will work with these direct reports and other leaders at United and Continental to finalize their organizational design and fill all officer positions for the combined company. We expect all officers to be named prior to the legal closing of the merger, which is on track for the fourth quarter of this year.

The functional integration teams and other leaders at both companies will assist in the design for each part of the new, combined organization. The functional integration teams are not charged with making specific decisions regarding employment for individuals; rather, they are working to structure each organization in the new company in a way that best allows us to accomplish the work and foster the culture that will drive the new company forward.

For all other salaried and management employees, the Talent, Organization and Culture integration team is developing a best practices approach designed to facilitate a talent selection process that is fair, objective and transparent. We will announce specific details about that process in the fall. In general, we intend to move as quickly as we can to minimize uncertainty for our fellow employees. However, for certain groups, including those that are operations-focused, the selection process will extend into 2012, following the award of a single operating certificate for the combined airline.

No SAM employees, other than certain officers, will be removed from the payroll as a result of the merger before March 31, 2011. The timing of job impacts following that date will depend on the integration plan for each business unit and will occur over the course of next year and into 2012. As we have noted previously, we expect the impact on frontline employees will be minimal and any effects should be minimized or eliminated through retirements, attrition and voluntary programs.

As officers for the combined company are selected and the talent selection process and supporting programs are developed, we will continue to provide you with advance updates.

Pete